Peak Addresses Shareholder Inquiries About Subscription to Corporate Bond Offering

Montreal, Quebec--(Newsfile Corp. - April 30, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today would like to address inquiries that it has received from several shareholders about the eligibility requirements to take part in the Company's recently announced private placement offering of brokered secured corporate bonds and warrants (the "Offering").

The Offering is currently only available to accredited investors, but given the level of interest to subscribe to the Offering that the Company has received from shareholders that are not accredited investors, the Company will consider amending the eligibility requirements to allow existing shareholders that are not accredited investors to subscribe to the Offering. However, that will only occur if a sufficient number of shareholders formally express their desire to subscribe to the Offering. Shareholders who would like to do so can simply send an email to investors@peakpositioning.com with the subject line: PKK 2020 Corporate Bond. The email will need to include the shareholder's full name, daytime phone number, the desired subscription amount and must be sent to the Company by no later than 5:00pm EST on Wednesday May 6, 2020. All such subscription requests received by the Company will be considered for the second closing of the Offering planned for mid-May.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets	Peak Positioning Technologies Inc.	Twitter: @PeakPositioning
Cathy Hume, CEO	Johnson Joseph, President and CEO	Facebook: @peakpositioning
416-868-1079 ext.: 251	514-340-7775 ext.: 501	LinkedIn: Peak Positioning
cathy@chfir.com	investors@peakpositioning.com	YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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